Meta Data Limited

Flat H3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street

Sha Tin New Territories, Hong Kong

May 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Brian Fetterolf
Jennifer López Molina
Keira Nakada
Linda Cvrkel

Re:	Meta Data Ltd Annual Report on Form 20-F Filed December 30, 2022 File No. 001-38430

Ladies and Gentlemen:

Meta Data Limited (the “Company”, “AIU,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2023 regarding our Form 20-F for fiscal year ended August 31, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Annual Report on Form 20-F filed December 30, 2022

Part 1

Item 3. Key Information, page 1

1.	In future filings, please disclose prominently that you are not a Chinese or Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your ADSs, including that it could cause the value of such ADSs to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: In response to the Staff’s comment, we propose to add the following disclosures at the onset of Item 3. Key Information:

Meta Data Limited (formerly known as OneSmart International Education Group Limited) (the “Company” or “Meta Data”) is a holding company incorporated in the Cayman Islands in March 2017 and not a Chinese or Hong Kong operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries, Metaverse Information Technology Limited (“Meta HK”) in Hong Kong and Metaverse Digital Technology Co., Limited (“Meta Digital”) in Wyoming, United States. Our current corporate structure involves unique risks to investors. Our securities are securities of Meta Data, the offshore holding company in the Cayman Islands, instead of securities of our subsidiaries. Investors may never hold equity interests in our subsidiaries.

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this amendment to the annual report:

Meta HK faces various legal and operational risks and uncertainties relating to its operations in Hong Kong. Our current corporate structure does not contain any variable interest entity (the “VIE”) in mainland China and we do not have intention establishing any VIEs in mainland China in the future. If in the future there is any significant change to the current political arrangements between mainland China and Hong Kong and mainland China’s expanded authority in Hong Kong result in the PRC regulatory authorities disallowing our current corporate structure, or if in the future our structure were to contain a VIE and the mainland PRC regulatory authorities expand to Hong Kong and disallow the VIE structure, it would likely result in a material adverse change in our operations, and the value of our securities may decline significantly in value or become worthless. Although currently we do not have any business operations in mainland China nor do we have any VIE structure and we believe that the laws and regulations of the PRC applicable in China do not currently have any material impact on our business, financial condition or results of operations, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to VIE, data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as the Company or Meta HK given our substantial operations in Hong Kong and the Chinese government’s significant oversight authority over the conduct of business in Hong Kong.

In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. The Chinese government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. We believe that, on the basis that we currently do not have any business operations in mainland China, we currently are not required to obtain approvals from Chinese authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, Meta HK is currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other PRC governmental authority to operate its business or for us to continue to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to the VIEs in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our ADSs to investors; and (iii) may cause the value of our ADSs to significantly decline or be worthless.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Meta HK’s daily business operation, and the continued listing of our ADSs on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our ADSs to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” and “Risk Factors - Risks Relating to Doing Business in Hong Kong”.

In addition, our ADSs may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor, OneStop Assurance PAC (“OneStop”), is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our ADSs to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

2.	In future filings, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to continue to offer ADSs to investors and cause the value of such ADSs to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: Please see our response to comment 1 above.

3.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements, if any. State whether any transfers, dividends, or distributions have been made to date between the holding company its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable and state the direction of transfer and any tax consequences. Your disclosure should make clear if no transfers, dividends or distributions have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company, consolidated VIE and U.S. investors, as well as the ability to settle amounts owed under the VIE agreements. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we respectfully propose to add the disclosures at the onset of Item 3. Key Information after our responses to comment 1 as follows:

Transfers Between Our Company and Our Subsidiaries

As of the date of this amendment to the annual report, our current corporate structure does not contain any variable interest entity in mainland China and we do not have intention establishing any VIEs in mainland China in the future.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

During the fiscal years ended August 31, 2022 and 2021, our Company, our subsidiaries, and the former VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements.

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into Meta Data, the former VIEs and their subsidiaries, the former WFOE that is the primary beneficiary of the former VIEs, of which assets and liabilities are classified as discontinued operation, and an aggregation of other entities that are consolidated as of August 31, 2022 and 2021.

	As of August 31, 2022
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their	Meta Data	Consolidated
	consolidated	of the VIE	subsidiaries	Ltd.	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	22,734	-	-	173,602	196,336
Current assets excluding intercompany receivables	200,902	18,354	106,629	15,669	341,554
Current assets	223,636	18,354	106,629	189,271	537,890
Non-current assets excluding investment in subsidiaries	-	-	-	-
Non-current assets	-	-	-	-	-
Total assets	223,636	18,354	106,629	189,271	537,890
Intercompany payables	196,336	-	-	-	196,336
Current liabilities excluding intercompany payables	25,979	18,264	4,939,851	499,785	5,483,879
Current liabilities	222,315	18,264	4,939,851	499,785	5,680,215
Non-current liabilities	-	-	-	241,115	241,115
Total liabilities	222,315	18,264	4,939,851	740,900	5,921,330
Total shareholders’ equity (net assets)	1,321	90	(4,833,222)	(551,629)	(5,383,440)

	As of August 31, 2021
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	3,670,240	3,608,176	6,275,233	2,081,389	-
Current assets excluding intercompany receivables	6,239	59,187	293,021	107,771	466,218
Current assets	3,676,479	3,667,363	6,568,254	2,189,160	466,218
Non-current assets excluding investment in subsidiaries	191	15,038	21,726	-	36,955
Non-current assets	191	15,038	21,726	-	36,955
Total assets	6,430	74,225	314,747	107,771	503,173
Intercompany payables	5,301,895	3,208,560	6,878,456	246,127	-
Current liabilities excluding intercompany payables	3,613	4,370	4,295,643	413,951	4,717,577
Current liabilities	5,305,508	3,212,930	11,174,099	660,078	4,717,577
Non-current liabilities	22,643	-	158,084	226,114	406,841
Total liabilities	26,256	4,370	4,453,727	640,065	5,124,418
Total shareholders’ equity (net assets)	(19,826)	69,855	(4,138,980)	(532,294)	(4,621,245)

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into Meta Data, the former VIEs and their subsidiaries, the WFOE that is the primary beneficiary of the former VIEs and an aggregation of other entities that are consolidated for the financial years ended August 31, 2021 and 2022.

	For the years ended August 31, 2022
		WFOE
	Other entities	that is the primary	VIEs and
	that are	beneficiary	their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	14,605	-	-	-	14,605
Cost of revenues	(12,787)	-	-	-	(12,787)
Gross profit	1,818	-	-	-	1,818
Operating expenses	(418)	-	-	(367,698)	(368,116)
Income (loss) from operations	1,400	-	-	(367,698)	(366,298)
Other expenses	(79)	-	-	(50,930)	(51,009)
Income (loss) before income taxes	1,321	-	-	(418,628)	(417,307)
Provision for income taxes	-	-	-	-	-
Net income (loss) from continuing operations	1,321	-	-	(418,628)	(417,307)

Net income (loss) from discontinuing operations	-	(470,413)	(312,272)	-	(782,685)

	For the years ended August 31, 2021
		WFOE
	Other entities	that is the primary	VIEs and
	that are	beneficiary	their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	-	-	-	-	-
Cost of revenues	-	-	-	-	-
Gross profit	-	-	-	-	-
Operating expenses	-	-	-	(62,602)	(62,602)
Income (loss) from operations	-	-	-	(62,602)	(62,602)
Other expenses	-	-	-	(47,312)	(47,312)
Income (loss) before income taxes	-	-	-	(109,914)	(109,914)
Provision for income taxes	-	-	-	-	-
Net income (loss) from continuing operations	-	-	-	(109,914)	(109,914)
Net income (loss) from discontinuing operations	(2,442)	(165,383)	(4,747,755)	-	(4,915,580)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into Meta Data, the VIEs and their subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended August 30, 2021 and 2022.

	For the years ended August 31, 2022
		WFOE
	Other	that is the
	entities	primary	VIEs and
	that are	beneficiary	their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities from continuing operations	200,902	-	-	(253,029)	(52,127)
Net cash provided by (used in) operating activities from discontinuing operations	-	(53,524)	(196,293)	-	(249,817)
Net cash used in investing activities from continuing operations			-	58,965	58,965
Net cash used in investing activities from discontinuing operations			20,750	-	20,750
Net cash provided by (used in) financing activities from continuing operations	-	-	-	211,361	211,361
Net cash provided by (used in) financing activities from discontinuing operations	-	-	(55,110)	-	(55,110)
Effect of exchange rate changes on cash and restricted cash from continuing operations	-	-	-	(54,983)	(54,983)
Effect of exchange rate changes on cash and restricted cash from discontinuing operations	-	-	49,622	-	49,622
Net increase (decrease) in cash and restricted cash	200,902	(53,524)	(181,031)	(37,686)	(71,339)
Cash and restricted cash from continuing and discontinued operations, beginning of year	-	57,926	287,521	39,196	384,643
Cash and restricted cash from continuing and discontinued operations, end of year	200,902	4,402	106,490	1,510	313,304

	For the years ended August 31, 2021
		WFOE
	Other	that is the
	entities	primary	VIEs and
	that are	beneficiary	their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities from continuing operations	-	-	-	(54,033)	(54,033)
Net cash provided by (used in) operating activities from discontinuing operations	(1,167)	29,266	164,277	-	192,376
Net cash used in investing activities from continuing operations	-	-	-	219,010	219,010
Net cash used in investing activities from discontinuing operations	-	15	(366,972)	-	(366,957)
Net cash provided by (used in) financing activities from continuing operations	-	-	-	(483,965)	(483,965)
Net cash provided by (used in) financing activities from discontinuing operations	-	-	(451,225)	-	(451,225)
Effect of exchange rate changes on cash and restricted cash from continuing operations	-	-	-	(15,848)	(15,848)
Effect of exchange rate changes on cash and restricted cash from discontinuing operations	-	-	-	-	-
Net increase (decrease) in cash and restricted cash	(1,167)	29,281	(653,920)	(334,836)	(960,642)
Cash and restricted cash from continuing and discontinued operations, beginning of year	11,677	28,645	930,931	374,032	1,345,285
Cash and restricted cash from continuing and discontinued operations, end of year	10,510	57,926	277,011	39,196	384,643

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute all or part of VIEs’ earnings after eliminating VIEs’ accumulated losses and making appropriation of VIEs’ after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIEs’ earnings will be through payment of service fees to Meta Data, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes. Under the VIE agreements, when there is a change of shareholder in VIEs, amount owed by VIEs to the Company should be first settled. Cash transfers were mainly for the purpose of providing working capital between Meta Data and its subsidiaries, VIEs and its subsidiaries and WFOE that is the primary beneficiary of the VIEs.

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

Under the Cayman Islands law, we are permitted to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, and we are permitted to pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts due in the ordinary course of business.

Meta HK is permitted under the laws of Hong Kong to provide funding to Meta Data, the holding company incorporated in Cayman Islands through dividend distribution without restrictions on the amount of the funds. Both Meta Data and Meta HK currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “ – D. Risk Factors – Risks Related to Our Corporate Structure – We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on Meta HK’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Meta Data and adversely affect our business. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

As of the date of this amendment to the annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

4.	In future filings, please revise here and in the risk factors to state that, to the extent cash and/or assets in the business are in Hong Kong/China or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. Provide cross-references to this discussion in the risk factors section.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to our response to Comment 3 and the risk factor “We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 9 in the annual report on Form 20-F for the fiscal year ended August 31, 2022 filed on December 30, 2022.

5.	To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to our response to Comment 3.

6.	In future filings, please provide early in this section a diagram of the company’s corporate structure, such as the one provided on page 23. Identify clearly the entity in which investors are purchasing or holding their interest and the entity(ies) in which the company’s operations are conducted.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to our response to Comment 1.

7.	We note that the consolidated VIE constituted a material part of your consolidated financial statements. In future filings, please provide, in tabular form a condensed consolidating schedule, similar to the one on page F-17, that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to our response to Comment 3.

D. Risk Factors

Summary of Risk Factors, page 2

8.	In your summary of risk factors, please revise to provide specific cross-references to each corresponding individual risk factor related to China and Hong Kong. Additionally, please revise your summary risk factor entitled “PRC laws and regulations related to our current business operations... ” to specifically discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, as well as the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs, as you disclose on page 9. Please tell us what your disclosure will look like in your supplemental response.

Response: In response to the Staff’s comment, we respectfully propose to revise the disclosures as follows (revisions in italic):

Risks Related to Our Business

●	We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	System limitations or failures could harm our business. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	The success of our business depends on our ability to market and advertise the services we provide effectively. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the ongoing effects of the COVID-19. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

Risks Related to Doing Business in Hong Kong

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this amendment to the annual report based on Hong Kong laws. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, among other things, amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	You may experience dilution of your holdings due to the inability to participate in rights offerings and may be subject to limitations on the transfer of your ADSs. See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, and will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See more detailed discussion of this risk factor on page [●] of this amendment to the annual report.

We will add the specific page number to each cross-reference when filing 20-F/A and in future filings.

Risks Related to Our Corporate Structure, page 9

9.	We note your disclosure that you “have entered a share purchase agreement to sell our VIE structure in mainland China...” Please revise to clarify that you have sold such VIE structure, if true. Additionally, where you refer to “our VIE” here and on page 46, please revise to refer to “the VIE.”

Response: In response to the Staff’s comment, we respectfully propose to revise the disclosures as follows (revisions in italic).

We propose to revise the disclosures on page 9 of the annual report on Form 20-F filed on December 30, 2022 as follows:

There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.

Although we have direct ownership of our operating entity in Hong Kong and have sold the VIE structure in mainland China and currently do not have or intend to have any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, Meta HK, being based in Hong Kong and having all of its operations to date in Hong Kong. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in mainland China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in our subsidiary in Hong Kong could result in a material change in our operations, financial performance and/or cause the value of our securities to significantly decline or become worthless and/or impair our ability to raise money.

We propose to revise the disclosures on page 46 of the annual report on Form 20-F filed on December 30, 2022 as follows:

Although we consolidate the results of the consolidated VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company – C. Organizational Structure – Contractual Arrangements with Shanghai OneSmart, Rui Si and their respective shareholders” and “ – Contractual Arrangements with Xiangyuan and its shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Holding Company Structure.”

10.	Disclose the risks associated with winding-up your VIE structure. Please tell us what your disclosure will look like in your supplemental response.

Response: In response to the Staff’s comment, we respectfully propose to add the following disclosures to Item 3.D. Risk Factors – Risks Related to Our Corporate Structure.

We may face negative tax implications due to the termination of the VIE structure.

We have terminated the VIE structure to mitigate the potential risks arising from the PRC government provision of new guidance to and restrictions on China-based companies raising capital offshore and currently do not have or intend to have any contractual arrangement to establish a VIE structure with any entity in mainland China. However, if the relevant PRC tax authority determines that the Exclusive Service Agreement under the terminated VIE arrangements had no reasonable business purpose and involved unreasonable transfer pricing, there might be potential tax liabilities on the Company. According to the provision under the PRC Enterprise Income Tax Law, if the business transactions between related parties do not comply with principle of independent transaction and reduce the taxable income or income, the tax authorities are entitled to make an adjustment by using a reasonable method. Therefore, we cannot provide any assurance that there is no retrospective tax or other liabilities or consequences on us due to the winding-up of the VIE structure.

“If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas... “, page 10

11.

We note your disclosure that you “believe, as of the date of this prospectus, Meta HK is not required to obtain any permission or approval from Hong Kong authorities to operate our business” and that you “are also not required to obtain permissions or approvals from Hong Kong authorities nor any PRC authorities for our listing in the U.S. or issuing our ADSs to foreign investors, including the CSRC or the CAC.” Please tell us whether you relied upon an opinion of counsel with respect to such conclusions, and if not, revise in future filings to state as much and explain why such an opinion was not obtained.

Additionally, in your Item 3 section, please provide disclosure comparable to your discussion of permissions and approvals here. Further, revise your disclosure so as to expand your discussion regarding “Meta HK” to disclose whether you and your subsidiaries are required to obtain any permissions or approvals from Hong Kong or Chinese authorities to operate your business. To the extent that you are subject to any permission or approval requirements, state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we respectfully propose to add the disclosures before our responses to comment 3 as follows:

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

We are a holding company incorporated in Cayman Islands with all of our operation conducted by the operating entities in Hong Kong and Wyoming, United States. We currently do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations and that, as advised by our PRC counsel, Hebei Changjun Law Firm, as of the date of this amendment to the annual report, Meta HK is currently not required to obtain approvals from the PRC government to operate its business and we are not required to obtain approvals from the PRC government to list on the U.S. exchanges and offer securities. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to Meta HK in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our ADSs to investors; and (iii) may cause the value of our ADSs to significantly decline or be worthless.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On July 10, 2021, the Cyberspace Administration of China, or the “CAC”, issued a revised draft of the Measures for Cybersecurity Review for public comments, or the Revised Review Measures, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange.

Our Hong Kong subsidiary, Meta HK may collect and store certain data (including certain personal information) from our clients, who may be mainland Chinese individuals. It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review for our listing in the U.S., because (i) Meta HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of date of this amendment to the annual report, Meta HK does not collected and stored personal information far less than one million users; and (iii) as of the date of this amendment to the annual report, Meta HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Meta HK’s operation and the listing of our ADSs in the U.S. could be subject to CAC’s cybersecurity review in the future.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this amendment to the annual report, subject to final determination by the CSRC and relevant competent authorities, we believe Meta HK is not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures for the listing of our ADSs in the U.S. because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Meta HK’s daily business operation, its ability to accept foreign investments and the listing of our ADSs on NYSE.

As of the date of this amendment to the annual report, subject to final determination by the CSRC and relevant competent authorities, as advised by our PRC counsel, Hebei Changjun Law Firm, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, Meta HK is currently not required to obtain any permission or approval from the PRC authorities to operate its business or to list in the U.S. or issue our ADSs to foreign investors.

However, it is highly uncertain that whether there will be significant changes to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and that Meta HK will be required to obtain such approval in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Additionally, we respectfully propose to revise the risk factor titled “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless” as follows (revisions in italic):

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) Meta HK is incorporated and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) Meta HK operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this amendment to the annual report, Meta HK has not yet collected any personal or customer or vendor information from mainland China, and it has five customers from the U.S. and one vendor from the U.S.; and (iv) as of the date of this amendment to the annual report, Meta HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Meta HK’s operation and the listing of our ADSs in the U.S. could be subject to CAC’s cybersecurity review in the future.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this amendment to the annual report, subject to final determination by the CSRC and relevant competent authorities, we believe Meta HK is not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures for the listing of our ADSs on NYSE because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China, and the senior managers in charge of the Company’s business operation and management are not mostly Chinese citizens or domiciled in mainland China.

As of the date of this amendment to the annual report, subject to final determination by the CSRC and relevant competent authorities, as advised by our PRC counsel, Hebei Changjun Law Firm on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, we believe Meta HK is currently not required to obtain any permission or approval from the PRC authorities to operate its business or to list in the U.S. or issue our Ordinary Shares to foreign investors.

However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose overseas listings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

“You may incur additional costs and procedural obstacles in effecting service of legal process...”, page 11

12.	We note your disclosure that “[y]ou may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report...” To the extent that one or more of your directors or members of senior management is based in Hong Kong or the PRC, please state that is the case and identify the relevant individuals. Please also include a separate “Enforceability” section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Please tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we respectfully advises the Staff that we do not believe that the identity of specific directors and executive officers who reside within Hong Kong or mainland China is material to investors in evaluating the risk of an investment in the Company and propose to revise the risk factor entitled “You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on Hong Kong laws” as follows (revisions in italic):

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this amendment to the annual report based on Hong Kong laws.

Currently, part of our operations is conducted outside the United States, and part of our assets are located outside the United States. Most of our directors and officers reside in mainland China or Hong Kong outside of the United States and most of the assets of those persons are located outside of the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this amendment to the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Additionally, we respectfully proposed to add a separate “ENFORCEABILITY OF CIVIL LIABILITIES” before the “Summary of Risk Factors” section as follows:

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

Our business operations are primarily conducted in Hong Kong and United States, and part of our assets are located in Hong Kong. Most of our directors and officers reside in mainland China or Hong Kong and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

Currently, foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

China

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between the PRC and the U.S. for the mutual recognition and enforcement of court judgments. Under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in the PRC difficult.

Item 4. Information on the Company

B. Our Business Model, page 24

13.	We note that in 2021, you suspended all education programs and learning centers in China due to the “Double Reduction Policy” released by the General office of Central Committee of the Communist Party of China and the General Office of the State Council. To provide balanced disclosure, please revise in future filings to quantify the portion of your total revenues that was impacted by the cessation of these education centers and learning centers and any other material financial impacts related to the cessation of these services, if any. In this regard, we note that your disclosure here quantifies the revenue from your new business lines for the fiscal year ended August 31, 2022. Please tell us what your disclosure will look like in your supplemental response.

Response: In response to the Staff’s comment, we respectfully propose to revise the disclosures as follows:

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students,” (the “Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, on October 12, 2021, the Company suspended all education programs and learning centers in China. As of August 31, 2022, the Company incurred net loss of $113,614 due to the cessation of these education centers and learning centers. We started to have a new business in artificial intelligent education (AIE), artificial intelligent universe (AIU) IAAS and smart ID card services since 2nd quarter of fiscal 2023 (December 2021 to February 2023). The revenue from AIE and AIU for fiscal year ended August 31, 2022 are RMB12.2 million (US$1.9 million) and RMB2.4 million (US$0.4 million), respectively. The revenue from AIE and AIU are 100.0% of the total revenue for the fiscal year ended August 31, 2022.

14.	Discuss any risks related to your current artificial intelligence smart training systems and how this new business line complies with PRC regulations regarding K-12 education, including the “Double Reduction Policy.” Please tell us what your disclosure will look like in your supplemental response.

Response: In response to the Staff’s comment, we have been advised by our PRC counsel that the new business line is not restricted by PRC regulations regarding K-12 education, and we respectfully propose to add the following disclosures to “Risks related to Our Business”:

Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways the Company cannot predict, including with respect to evolving technologies such as artificial intelligence.

Our AI smart training system often require large amounts of data to function effectively, which include sensitive information about students, such as their academic records, personal details, and learning patterns. Any failure, or perceived failure, by the Company to comply with its privacy policies as communicated to users prior to its collection, use, storage and transfer, and disclosure of their personal data, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against the Company by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, would subject the Company to significant awards, fines, penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm the Company’ business. Specifically, this would likely require the Company to change its business practices, and would increase the costs and complexity of compliance.

Issues in the use of artificial intelligence (including machine learning) in our platforms may result in reputational harm or liability.

AI is enabled by or integrated into our smart training system and is a significant and potentially growing element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. Though our technologies and business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on privacy or other social issues, we may experience brand or reputational harm.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoming Li
Xiaoming Li
Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC